APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Twin Pike's Roastery Balance Sheet 12/31/2019

Assets

Assets			$0.00
Current Assets		$0.00	
Cash	$0.00		
Inventory	$1,700.00		
Checking Account	$2,818.60		
Long-term Fixed Assets		$0.00	
2GPM Water Heater	$74.99		
Office Equipment	$1,007.16		
Roaster	$4,699.00		
Sinks	$453.99		
Van	-$600.00		
Accounts Receivable		-$16.00	
Imbalance-USD			$173.00
Orphan-USD			$0.00
Total Assets			**$10,310.74**

Liabilities

Liabilities			$0.00
Credit Cards		$0.00	
Central Bank	$454.68		
Loans		$0.00	
Sales Tax Collected		$0.00	
Food Rate	$3.55		
Sales Rate	$0.00		
Accounts Payable		-$800.00	
Total Liabilities			**-$341.77**

Equity

Equity			$0.00
Opening Balances		$19,258.58	
Retained Earnings		$0.00	
Retained Losses			**$8,606.07**
Total Equity			**$10,652.51**

Total Liabilities & Equity	**$10,310.74**

Twin Pike's Roastery Income Statement For Period Covering 01/01/2019 to 12/31/2019

Revenues

Income			$0.00
Bankcard Rewards		$17.91	
Interest Income		$0.00	
Non-taxable Sales		$1,124.44	
Other Income		$1,971.48	
Reimbursed Expenses		$0.00	
Taxable Sales		$18,139.91	
Unspecified			$187.08
Total Revenue			**$21,440.82**

Expenses

Discounts			$0.00
Refunds			$0.00
COGS			$0.00
Chocolate		$563.00	
Chocolate Packaging		$0.00	
Coffee Packaging		$39.48	
COGS-product		$300.55	
Farmers Market		$660.41	
Green Chocolate Beans		$174.69	
Green Coffee Beans		$3,121.57	
Packaging		$621.67	
Teas		$218.31	
Expenses			$0.00
Adjustment		$0.00	
Advertising		$0.00	
Internet	$16.63		
Newspaper	$0.00		
Promotions	$189.99		
Radio	$0.00		
Auto		$124.95	
Fees	$0.00		
Gas	$1,144.40		
Parking	$0.00		
Repair and Maintenance	$252.31		
Bank Service Charge		$66.96	
Books		$0.00	

Building		$293.89
Cash Discounts		$0.00
C/C Processing Fee		$139.10
Charity		$50.00
Depreciation		$0.00
Dining		$82.81
Dues and Subscriptions		$752.26
Education		$0.00
Equipment		$0.00
Office	$76.96	
Plant	$1,500.06	
Tools	$174.13	
Equipment Rental		$81.78
Insurance		$664.26
Auto	$844.49	
Disability Insurance	$0.00	
Liability Insurance	$457.93	
Workers Comp	$0.00	
Interest		$0.00
Credit Card Interest	$34.37	
Other Interest	$0.00	
Licenses and Permits		$25.00
Miscellaneous		$592.14
Outside Services		$0.00
Payroll Expenses		$1,971.48
Postage and Delivery		$377.99
Printing and Reproduction		$20.00
Professional Fees		$0.00
Accounting	$19.94	
Legal Fees	$0.00	
Rent		$4,131.51
Repairs		$0.00
Building Repairs	$294.13	
Computer Repairs	$0.00	
Equipment Repairs	$0.00	
Janitorial Expenses	$89.67	
Software		$2,200.00
Supplies		$0.00
Office	$39.52	
Shop	$248.11	
Taxes		$0.00
Emp-FICA	$0.00	

Federal	$0.00		
FICA	$0.00		
FUTA	$0.00		
Local	$0.00		
Other Tax	$0.00		
Property	$0.00		
State/Province	$1,203.35		
Travel and Entertainment		$0.00	
Entertainment	$61.78		
Meals	$274.27		
Travel	$0.00		
Uniforms		$135.66	
Utilities		$0.00	
Cable	$0.00		
Cell Phone	$171.88		
Electric	$216.12		
Garbage collection	$0.00		
Gas	$156.09		
Internet	$0.00		
Phone	$131.24		
Water	$53.55		
Total Expenses			**$25,060.39**
Net loss for Period			$3,619.57

Cash Flow - 01/01/2019 to 12/31/2019

Selected Accounts

- *Assets*
- *Assets:Current Assets* and selected subaccounts
- *Assets:Long-term Fixed Assets* and selected subaccounts
- *Imbalance-USD*
- *Orphan-USD*

Money into selected accounts comes from	
Equity:Opening Balances	$9,974.80
Expenses:Miscellaneous	$0.93
Income:Bankcard Rewards	$17.91
Income:Non-taxable Sales	$1,124.44
Income:Other Income	$1,971.48
Income:Taxable Sales	$18,139.91
Unspecified	$511.00
Money In	**$31,740.47**

Money out of selected accounts goes to	
COGS:COGS-product	$261.42
COGS:Chocolate	$563.00
COGS:Farmers Market	$618.89
COGS:Green Chocolate Beans	$174.69
COGS:Packaging	$150.50
Equity:Opening Balances	$4,816.40
Expenses:Advertising:Internet	$16.63
Expenses:Advertising:Promotions	$150.00
Expenses:Auto:Gas	$1,109.18
Expenses:Auto:Repair and Maintenance	$252.31
Expenses:Bank Service Charge	$53.96
Expenses:C/C Processing Fee	$139.10
Expenses:Charity	$50.00
Expenses:Dining	$82.81
Expenses:Dues and Subscriptions	$451.50
Expenses:Equipment Rental	$81.78
Expenses:Equipment:Office	$6.98
Expenses:Equipment:Plant	$732.47
Expenses:Equipment:Tools	$10.87
Expenses:Insurance	$664.26
Expenses:Insurance:Auto	$844.49
Expenses:Insurance:Liability Insurance	$457.93

Expenses:Licenses and Permits	$25.00
Expenses:Miscellaneous	$593.07
Expenses:Payroll Expenses	$1,971.48
Expenses:Postage and Delivery	$377.99
Expenses:Printing and Reproduction	$20.00
Expenses:Professional Fees:Accounting	$19.94
Expenses:Rent	$4,006.00
Expenses:Repairs:Building Repairs	$166.42
Expenses:Repairs:Janitorial Expenses	$89.67
Expenses:Supplies:Office	$39.52
Expenses:Supplies:Shop	$30.05
Expenses:Taxes:State/Province	$1,203.35
Expenses:Travel and Entertainment:Entertainment	$61.78
Expenses:Travel and Entertainment:Meals	$274.27
Expenses:Utilities:Electric	$216.12
Expenses:Utilities:Gas	$156.09
Expenses:Utilities:Water	$53.55
Liabilities:Credit Cards	$1,900.00
Liabilities:Credit Cards:Central Bank	$7,656.85
Unspecified	$323.92
Money Out	**$30,874.24**

Difference	**$866.23**

Balance Sheet 12/31/2020

Assets

Assets			$0.00
Current Assets		$0.00	
Cash	$450.00		
Cash on Hand	$0.00		
Checking Account	$7,981.90		
Long-term Fixed Assets		$0.00	
Accounts Receivable		$0.00	
Imbalance-USD			$0.00
Orphan-USD			$0.00
Total Assets			**$8,431.90**

Liabilities

Liabilities			$0.00
Credit Cards		$0.00	
Central Bank	$3,967.83		
Loans		$0.00	
Sales Tax Collected		$0.00	
Food Rate	$0.00		
Sales Rate	$0.00		
Accounts Payable		$0.00	
Total Liabilities			**$3,967.83**

Equity

Equity		$0.00
Matt, Captital Account	$5,500.00	
Opening Balances	$2,827.65	
Retained Earnings	$0.00	
Ryan, Capital Account	$194.37	
Retained Losses		**$4,057.95**
Total Equity		**$4,464.07**

Total Liabilities & Equity	**$8,431.90**

Income Statement For Period Covering 01/01/2020 to 12/31/2020

Revenues

Income			$0.00
Bankcard Rewards		$48.24	
Interest Income		$0.00	
Non-taxable Sales		$0.00	
Other Income		$0.00	
Reimbursed Expenses		$0.00	
Taxable Sales		$43,013.45	
Unspecified			$0.00
Total Revenue			**$43,061.69**

Expenses

Discounts			$484.66
Refunds			$1,926.40
COGS			$0.00
Chocolate		$467.08	
Coffee		$8,177.44	
COGS-product		$9,362.42	
Farmers Market		$928.01	
Packaging		$870.90	
Teas		$654.02	
Expenses			$0.00
Adjustment		$0.00	
Advertising		$0.00	
Internet	$2,715.30		
Newspaper	$0.00		
Promotions	$181.47		
Radio	$500.00		
Auto		$0.00	
Fees	$0.00		
Gas	$384.48		
Parking	$0.00		
Repair and Maintenance	$0.00		
Bank Service Charge		$70.87	
Books		$0.00	
Building		$0.00	
Cash Discounts		$0.00	
C/C Processing Fee		$2,147.93	
Charity		$0.00	

Depreciation		$0.00
Dining		$208.31
Dues and Subscriptions		$1,026.68
Education		$0.00
Equipment		$0.00
Office	$116.77	
Plant	$339.10	
Tools	$740.57	
Equipment Rental		$0.00
Insurance		$0.00
Auto	$867.41	
Disability Insurance	$0.00	
Liability Insurance	$0.00	
Workers Comp	$0.00	
Interest		$0.00
Credit Card Interest	$0.00	
Other Interest	$0.00	
Licenses and Permits		$25.00
Miscellaneous		$0.00
Outside Services		$4,016.75
Payroll Expenses		$0.00
Postage and Delivery		$1,459.71
Printing and Reproduction		$0.00
Professional Fees		$0.00
Accounting	$27.94	
Legal Fees	$0.00	
Rent		$0.00
Repairs		$0.00
Building Repairs	$53.50	
Computer Repairs	$0.00	
Equipment Repairs	$0.00	
Janitorial Expenses	$0.00	
Software		$656.92
Supplies		$0.00
Office	$199.04	
Shop	$750.58	
Taxes		$0.00
Emp-FICA	$0.00	
Federal	$0.00	
FICA	$0.00	
FUTA	$0.00	
Local	$0.00	

Other Tax	$0.00		
Property	$0.00		
State/Province	$1,288.70		
Travel and Entertainment		$0.00	
Entertainment	$150.16		
Meals	$565.99		
Travel	$0.00		
Uniforms		$0.00	
Utilities		$0.00	
Cable	$0.00		
Cell Phone	$298.66		
Electric	$0.00		
Garbage collection	$0.00		
Gas	$471.87		
Internet	$0.00		
Phone	$185.00		
Water	$0.00		
Total Expenses			**$42,319.64**
Net income for Period			$742.05

Cash Flow - 01/01/2020 to 12/31/2020

Selected Accounts

- Assets
- Assets:Current Assets and selected subaccounts
- Assets:Long-term Fixed Assets
- Imbalance-USD
- Orphan-USD

Money into selected accounts comes from	
Equity:Matt, Captital Account	$2,000.00
Equity:Opening Balances	$2,827.65
Equity:Ryan, Capital Account	$10,600.00
Income:Bankcard Rewards	$48.24
Income:Taxable Sales	$39,400.19
Money In	**$54,876.08**

Money out of selected accounts goes to	
COGS:COGS-product	$1,096.34
COGS:Chocolate	$467.08
COGS:Coffee	$6,034.31
COGS:Farmers Market	$140.18
Equity:Matt, Captital Account	$1,300.00
Equity:Ryan, Capital Account	$12,024.93
Expenses:Advertising:Internet	$221.83
Expenses:Advertising:Promotions	$37.00
Expenses:Auto:Gas	$384.48
Expenses:Bank Service Charge	$25.00
Expenses:Dining	$208.31
Expenses:Dues and Subscriptions	$867.00
Expenses:Insurance:Auto	$867.41
Expenses:Licenses and Permits	$25.00
Expenses:Outside Services	$570.00
Expenses:Postage and Delivery	$132.81
Expenses:Repairs:Building Repairs	$53.50
Expenses:Supplies:Office	$199.04
Expenses:Supplies:Shop	$63.07
Expenses:Taxes:State/Province	$1,288.70
Expenses:Travel and Entertainment:Entertainment	$150.16
Income:Refunds	$928.24
Income:Taxable Sales	$17.49
Liabilities:Credit Cards:Central Bank	$19,342.30

Money Out	**$46,444.18**
Difference	**$8,431.90**

I, Ryan Robert Cornell, certify that:

1. The financial statements of Twin Pike Beverage Company, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Twin Pike Beverage Company, LLC included in this Form reflects accurately the information reported on the tax return for Twin Pike Beverage Company, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature: *Ryan Robert Cornell*

Name: Ryan Robert Cornell

Title: Member